OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

SUMMIT AMERICA TELEVISION, INC.

(Name of Issuer)

COMMON STOCK, $.0025 PAR VALUE

(Title of Class of Securities)

825066 30 1

(Cusip Number)

DOUGLAS P. QUAY , ESQ.
GLANKLER BROWN, PLLC
ONE COMMERCE SQUARE, 17TH FLOOR
MEMPHIS, TN 38103-2566
(901) 525-1322

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

JUNE 4, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 825066 30 1

1.	Name of Reporting Person: HERITAGE FUND ADVISORS, LLC		I.R.S. Identification Nos. of above persons (entities only): 01-0554899

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,471,502

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,498,615

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,471,502

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

13.	Percent of Class Represented by Amount in Row (11): 5.8%

14.	Type of Reporting Person (See Instructions): IA

CUSIP No. 825066 30 1

1.	Name of Reporting Person: HERITAGE CAPITAL ADVISORS, LLC		I.R.S. Identification Nos. of above persons (entities only): 58-2664932

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐
N/A

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,471,502

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,498,615

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,471,502

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

13.	Percent of Class Represented by Amount in Row (11): 5.8%

14.	Type of Reporting Person (See Instructions): HC, OO

CUSIP No. 825066 30 1

1.	Name of Reporting Person: JOHN F. RAY		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 35,232

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 35,232

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 35,232

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

13.	Percent of Class Represented by Amount in Row (11): .1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 825066 30 1

1.	Name of Reporting Person: Glenn M. and Ronda J. Caudill		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 407,587

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 407,587

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 407,587

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

13.	Percent of Class Represented by Amount in Row (11): 1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 825066 30 1

1.	Name of Reporting Person: Laura J. Ashton		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Unites States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 65,300

		9.	Sole Dispositive Power: 65,300

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 65,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

13.	Percent of Class Represented by Amount in Row (11): .2%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 825066 30 1

1.	Name of Reporting Person: W. Charles Warner		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):☐ N/A

6.	Citizenship or Place of Organization: Unites States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 500,000

		9.	Sole Dispositive Power: 500,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

13.	Percent of Class Represented by Amount in Row (11): 1.2%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 825066 30 1

ITEM 1. SECURITY AND ISSUER.

     This filing relates to the acquisition of shares of the common stock (the “Common Stock”) of Summit America Television, Inc., a Tennessee corporation (the “Issuer”) whose principal executive offices are located at 400 Fifth Avenue South, Suite 203, Naples, Florida 34102.

ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule 13D is filed jointly by (i) Heritage Fund Advisors, LLC, a Georgia limited liability company registered as an investment advisor under the laws of the State of Georgia (“HFA”); (ii) Heritage Capital Advisors, LLC, a Georgia limited liability company, and the sole member of HFA and an affiliated financial services company (“HCA”); (iii) John F. Ray, an individual resident of Georgia and United States citizen and a director and President of HFA and HCA (HFA, HCA and John F. Ray are collectively referred to herein as the “Heritage Reporting Persons”); (iv) Glenn M. and Ronda J. Caudill, a married couple residing in Utah, (v) Laura J. Ashton, an adult daughter of the Caudills residing in Utah; and (v) W. Charles Warner, an individual resident of Tennessee (the Caudills, Ms. Ashton and Mr. Warner are collectively referred to herein as the “Proxy Grantors”) (the Heritage Reporting Persons and the Proxy Grantors are collectively referred to herein as the “Reporting Persons”).

     None of the Reporting Persons has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) nor have any of the Reporting Persons, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The business address of each of the Heritage Reporting Persons is 3384 Peachtree Road, N.E., Suite 300, Atlanta, Georgia 30326.

     For information required by instruction C to Schedule 13D with respect to each of the executive officers and directors of HFA and HCA (collectively, the “Covered Persons”) and each of the Proxy Grantors, reference is made to Schedule A annexed hereto and incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Of the total number of shares of Common Stock to which this Schedule 13D relates, HFA may be deemed to be the beneficial owner of an aggregate of 972,887 shares of Common Stock directly owned by the Proxy Grantors (the “HFA Proxy Shares”) and as to which the Proxy Grantors have executed revocable proxies appointing HFA as proxy and attorney-in-fact to vote such shares at any meeting of the shareholders of the Issuer occurring prior to the first anniversary of the date such proxy was granted.

CUSIP No. 825066 30 1

     Of the total number of shares of Common Stock to which this Schedule 13D relates, 1,498,615 shares (“HFA Shares”) are directly owned by clients of HFA for whom HFA acts as an investment advisor. The HFA Shares were acquired from the funds of such clients, with respect to which HFA has discretionary investment authority. HFA has shared voting power with respect to the HFA Shares. The clients of HFA directly owning the HFA Shares have the right to receive, or to direct the receipt of, dividends from or the proceeds from the sale of, the HFA Shares. Of the 1,498,615 shares of Common Stock constituting the HFA Shares, 35,232 shares are directly owned by John F. Ray (the “Ray Shares”). The Ray Shares were acquired with the personal funds of Mr. Ray. The HFA Proxy Shares and the HFA Shares are collectively referred to herein as the “Heritage Shares.”

     The shares of Common Stock beneficially owned by each of the Covered Persons and each of the Proxy Grantors (as described under Item 5) were acquired with the personal funds of such person.

ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Schedule 13D relates based on each of the Reporting Person’s belief that the shares at current market prices are undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase of additional shares desirable, the Reporting Persons may endeavor to increase their beneficial ownership of the Issuer through, among other things, the purchase of shares of Common Stock on the open market, in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

     The Reporting Persons intend to review continuously their options with respect to their investments in the Common Stock and to take such action from time to time with respect to their investments in the Common Stock as they may deem appropriate. The Reporting Persons may meet or consult with the management, the Board of Directors, or individual directors of the Issuer to discuss the Issuer’s assets, corporate structure, dividend policies, capital operations and personnel, and/or potential extraordinary transactions such as a merger, reorganization or liquidation of the Issuer or any of its assets or subsidiaries, and contacting other shareholders of the Issuer to discuss corporate strategy or any of the foregoing matters.

     The Reporting Persons hold the view that the Issuer has had a number of years to deliver value to shareholders by unlocking the value of the assets the Issuer holds. Unfortunately, the shareholders of the Issuer have seen little or nothing of those asset values. By the Issuer’s own measure, as reported in its most recent proxy statement, SATH shares have been an abysmal performer on a long-term basis, underperforming even the NASDAQ Market Index over the last five years.

     Given the recent rules regarding media ownership voted by the FCC, the Reporting Persons believe the Board of Directors should act to expeditiously sell, in whole or in part, the

CUSIP No. 825066 30 1

company’s assets. If assets are sold in part, all proceeds of such sales, net of any taxes due, should be returned to shareholders immediately in the form of a special dividend.

     HFA has solicited and received from the Proxy Grantors revocable proxies pursuant to which HFA may vote an aggregate of 972,887 shares of Common Stock held by the Proxy Grantors at any meeting of the shareholders of the Issuer. Each such proxy is revocable by the grantor at any time and will expire, if not earlier revoked, on the first anniversary of the date on which the proxy was given. The proxy solicitations referred to in this paragraph were made pursuant to Rule 14a-2(b)(2) of the Securities Exchange Act, which allows a party to solicit proxies from not more than ten persons without being subject to certain other Exchange Act Rules regarding the content of proxy materials and requiring that proxy materials be filed with the SEC.

     HFA solicited proxies, in part, to give concrete evidence to management and the Board of Directors of the Issuer that the views the Heritage Reporting Persons hold regarding the Issuer, its management, and its assets are widely held among other outside shareholders of the Issuer.

     The Heritage Reporting Persons may, independently of the Issuer, approach other parties regarding the possible sale of all or a portion of the assets of the Issuer, or a possible business combination transaction involving the Issuer. The Heritage Reporting Persons may sell their shares, in a private transaction, to a third party interested in using that transaction as an initial step toward offering to purchase all the outstanding shares of the Issuer.

     Should the Issuer enter into an agreement to sell all or part of its business, or to enter into any business combination transaction, the Heritage Reporting Persons intend to closely evaluate the agreement to evaluate its fairness to all shareholders. The Heritage Reporting Persons plan to oppose any such transaction involving the Issuer that would not treat all shareholders of the Issuer equally, or that would favor the interests of the Board or any of its members, management or any particular shareholder group over that of all shareholders.

     Except as disclosed herein, none of the Reporting Persons, or to the knowledge of the Reporting Persons, any of the Covered Persons, has any present plans or intentions which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

     Depending on various factors including, without limitation, the Issuer’s financial position and results of operations, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock or changing their intention with respect to any and all matters referred to in this Item 4.

CUSIP No. 825066 30 1

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.

Beneficial Ownership of Common Stock by the Heritage Reporting Persons

     The percentage of shares of Common Stock reported owned by the Reporting Persons is based upon 42,394,097 shares of Common Stock outstanding as of May 20, 2003, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission for its fiscal quarter ended March 31, 2003.

     The 1,498,615 Heritage Shares constitute approximately 3.5% of the shares of Common Stock outstanding. HFA has the power to vote 972,887 Shares pursuant to revocable proxies granted by the Proxy Grantors. HFA has shared voting power with respect to the 1,498,615 HFA Shares, and is thus deemed to be the beneficial owner of the HFA Shares. The HFA Shares are directly owned by clients of HFA for whom HFA acts as an investment advisor. HFA shares voting power with respect to the HFA Shares with the respective direct owners of the HFA Shares. The clients of HFA directly owning the HFA Shares have the right to receive, or to direct the receipt of, dividends from, or the proceeds from the sale of, the HFA Shares. As the sole member HFA, HCA may be deemed to be the beneficial owner of the Heritage Shares, which constitute 3.5% of the shares of Common Stock outstanding. There is no controlling member of HCA.

Beneficial Ownership of Common Stock by the Proxy Grantors

     Glenn M. Caudill has executed a revocable proxy appointing HFA as proxy and attorney-in-fact to vote the 302,466 shares of Common Stock held by Mr. Caudill and with respect to which Mr. Caudill otherwise has sole voting and investment power. In addition, Mr. Caudill may be deemed to beneficially own an additional 105,121 shares of Common Stock held by his wife individually.

     Ronda J. Caudill has executed a revocable proxy appointing HFA as proxy and attorney-in-fact to vote the 105,121 shares of Common Stock held by Mrs. Caudill and with respect to which Mrs. Caudill otherwise has sole voting and investment power. In addition, Mrs. Caudill may be deemed to beneficially own the shares of Common Stock held by her husband individually.

     Laura J. Ashton has executed a revocable proxy appointing HFA as proxy and attorney-in-fact to vote the 65,300 shares of Common Stock held by Ms. Ashton and with respect to which Ms. Ashton otherwise has sole voting and investment power.

     W.     Charles Warner has executed a revocable proxy appointing HFA as proxy and attorney-in-fact to vote the 500,000 shares of Common Stock held by Mr. Warner and with respect to which Mr. Warner otherwise has sole voting and investment power.

CUSIP No. 825066 30 1

Beneficial Ownership of Common Stock by the Covered Persons

     Henry L. Brenner, a director and Chairman of HCA and a director and Vice President of HFA, directly owns 22,226 shares of Common Stock over which HFA has investment authority and which are part of the HFA Shares.

     J.     Wesley Grace, a director, Secretary and Treasurer of HCA and HFA, beneficially owns 100 shares of Common Stock held in the IRA account of Mr. Grace as to which Mr. Grace acts as custodian and has sole voting and dispositive power. Mr. Grace may be deemed to own 50 shares of Common Stock beneficially owned by Mr. Grace’s wife in the IRA account of Mrs. Grace.

     The shares of Common Stock which are beneficially owned by the Covered Persons constitute, in the aggregate, less than .1% of the shares of Common Stock outstanding.

Recent Transactions in Common Stock Effected by Reporting Persons

     The table below provides certain information regarding each of the transactions in the Common Stock since April 13, 2003 by the Reporting Persons, and to the knowledge of the Reporting Persons, none of the Covered Persons has effected any transactions in the Common Stock since April 13, 2003.

Heritage
Reporting		Number of	Acquired(A)	Price Per
Person	Date	Shares	or Sold(S)	Shares($)

Henry L. Brenner	May 14, 2003	6,600	S	$3.03

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than as described herein, there are no contracts, arrangements, understandings or relationships between any of the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the Covered Persons, and any other person with respect to any securities of the Issuer. Each of the revocable proxies referred to in Item 4 is filed as an Exhibit to this Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description

1	Joint Filing Agreement
2	Revocable Proxy executed by W. Charles Warner
3	Revocable Proxy executed by Glenn M. Caudill
4	Revocable Proxy executed by Ronda J. Caudill
5	Revocable Proxy executed by Laura J. Ashton

CUSIP No. 825066 30 1

SIGNATURES

     After reasonable inquiry and to the best of his, hers or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	June 13, 2003	HERITAGE FUND ADVISORS, LLC

By: Heritage Capital Advisors, LLC, sole member

		By:	/s/ John F. Ray John F. Ray, President

Date:	June 13, 2003	HERITAGE CAPITAL ADVISORS, LLC

		By:	/s/ John F. Ray John F. Ray, President

Date:	June 13, 2003	/s/ John F. Ray John F. Ray

Date:	June 13, 2003	/s/ W. Charles Warner W. Charles Warner

Date:	June 13, 2003	/s/ Glenn M. Caudill Glenn M. Caudill

Date:	June 13, 2003	/s/ Ronda J. Caudill Ronda J. Caudill

Date:	June 13, 2003	/s/ Laura J. Ashton Laura J. Ashton

SCHEDULE A

     Information Regarding Covered Persons.

     Set forth below is the business address and present principal occupation or employment of each of the executive officers and directors of each of HFA and HCA, and the name, principal business and address of any corporation or other organization in which such employment is conducted. The principal employer of each such individual is HFA.

     Directors and Executive Officers of HFA:

-	John F. Ray, Director and President
3384 Peachtree Road, N.E., Suite 300
Atlanta, Georgia 30326
-	Henry L. Brenner, Director and Vice President
5100 Poplar Avenue, Suite 2121
Memphis, Tennessee 38137
-	J. Wesley Grace, Director, Secretary and Treasurer
5100 Poplar Avenue, Suite 2121
Memphis, Tennessee 38137

     Directors and Executive Officers of HCA:

-	John F. Ray, Director and President
3384 Peachtree Road, N.E., Suite 300
Atlanta, Georgia 30326
-	Henry L. Brenner, Director and Chairman
5100 Poplar Avenue, Suite 2121
Memphis, Tennessee 38137
-	J. Wesley Grace, Director, Secretary and Treasurer
5100 Poplar Avenue, Suite 2121
Memphis, Tennessee 38137

     Each of the Covered Persons is a citizen of the United States. To the knowledge of the Reporting Persons, during the last five years, none of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

     Information Regarding Proxy Grantors.

     Set forth below is the name, principal occupation and business address of each person who has delivered a proxy to HFA appointing HFA as proxy and attorney-in-fact to vote the shares of Common Stock held by such person at any meeting of the shareholders of the Issuer held during the one-year period following the date such proxy was granted. Each of the Proxy Grantors is a citizen of the United States.

W. Charles Warner, Financial Advisor Morgan Keegan and Co. 550 Main Avenue, Suite 825 Knoxville, Tennessee 37902

Glenn M. Caudill, Retired 976 N. Churchill Drive Salt Lake City, Utah 84103

Ronda J. Caudill, Retired 976 N. Churchill Drive Salt Lake City, Utah 84103

Laura J. Ashton, Accountant 976 N. Churchill Drive Salt Lake City, Utah 84103